U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As previously disclosed, on May 4, 2026, Recon Technology, Ltd. (the “Company”) received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) advising the Company that its Class A ordinary shares had failed to maintain a minimum bid price of $1.00 per share over the previous 30 consecutive business days, as required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2).

On September 16, 2026, the Company received a letter from Nasdaq informing the Company that, for the ten consecutive business days from September 1, 2026 through September 15, 2026, the closing bid price of the Company’s Class A ordinary shares had been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), the Company is in compliance with all applicable listing standards, and Nasdaq has advised that this matter is now closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated September 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: September 18, 2026	By:	/s/ Jia Liu
		Name:	Jia Liu
		Title:	Chief Financial Officer